UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): May 5, 2022

CalTier Fund I, LP

(Exact name of issuer as specified in its charter)

Delaware	36-4920665
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

5965 Village Way Ste 105 – 142, San Diego, California	92130
(Address of principal executive offices)	(Zip code)

(619) 344-0291

(Issuer’s telephone number, including area code)

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

CalTier Fund I, LP (the “Company”, “we”, “us”, or our”) is filing this current report on Form 1-U to disclose the following.

Net Asset Value as of June 30, 2022

As of June 30, 2022, our Net Asset Value (“NAV”) per unit is $5.00. This NAV per unit shall be effective through September 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our units:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

	June 30, 2022	December 31, 2021
ASSETS:
Cash and cash equivalents	$289,797	$91,614
Investments in Securities, at Fair Value	$1,253,501	$953,501
Deferred offering costs	$97,182	$77,838
Total assets	$1,640,480	$1,122,953

LIABILITIES:
Accounts payable	$61,541	$34,332
Distribution payable	$0	$0
Loan Payable	$530,000	$530,000
Advances from Related Parties	$192,676	$294,332
Total liabilities	$784,217	858,664
NET ASSETS	$856,263	$264,289
Net assets consist of:
Limited Partner’s Equity	$856,263	$264,289
NET ASSETS	$856,263	$264,289
NET ASSET VALUE PER UNIT	$5	$5

As described in “Valuation Policies” in our offering circular dated November 18, 2021, as previously supplemented from time to time, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”), our General Partner or a third-party accountant will calculate our NAV per unit using a process that reflects (1) estimated values of each of the Partnership’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Limited Partnership’s periodic distributions and (4) estimated accruals of the Partnership’s operating revenues and expenses.

The calculation of our NAV per unit is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV unit may not fully reflect the precise amount that might be paid for your units in a market transaction. Moreover, although we evaluate and provide our NAV per unit on a quarterly basis, our NAV per unit may fluctuate daily so that the NAV per unit in effect for any fiscal quarter may not reflect the amount that might be paid for your units in a market transaction. Further, our published NAV per unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per unit to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an Offering Circular supplement and on www.caltier.fund as promptly as reasonably practicable.

Asset Acquisition

On May 5, 2022, we directly acquired 2% of Apex Fort Worth Partners, LLC, a Nevada limited liability company (“Apex“) for a purchase price of $100,000. Apex is a special purpose entity that owns a 152 unit property located in Fort Worth, Texas valued at $13,700,000. This property, which is an apartment complex, was built in 1968, and contains sixteen 1 bedroom units, ninety-six 2 bedroom units, and forty 3 bedroom units. The total square footage is 134,800. The property is currently revenue producing, and the Company is entitled to a proportionate share of revenues produced by the property based on its 2% ownership interest.

Apex is managed by Apex FW Manager, LLC, which consists of Bakerson, LLC and Camino Verde Group, LLC. CalTier Realty, LLC, the General Partner of the Company, did not earn any direct fees in connection with this transaction. This transaction was completed using proceeds from our Company's Regulation A offering.

Asset Acquisition Agreement

On June 30, 2022, we entered into an agreement with Pinpoint RVA Investors, LLC, a Virginia limited liability company (“Pinpoint”) pursuant to which we agreed to purchase 1.2% of  Pinpoint for a purchase price of $200,000. Pinpoint is a special purpose entity that is acquiring a portfolio of properties located in Richmond, Virginia totaling 185 units valued at $38,750,000. The portfolio consists of Marshall Park Townhomes, a 41-unit residential property with 2 apartments and 39 townhomes. Grace & Monroe Apartments is a 57-unit multi-family apartment complex. District Square Apartments is a 58-unit multi-family apartment complex.  Broadway Apartments is a 29-unit mixed-use property with 27 residential apartments and 2 commercial units. The properties are currently revenue producing, and the Company will be entitled to a proportionate share of revenues produced by the properties based on its 1.2% ownership interest once the agreement with Pinpoint closes, and Pinpoint acquires the property.

The closing of the agreement is expected to occur by August 2022. Pinpoint is managed by Pinpoint VA1 LLC. CalTier Realty, LLC, the General Partner of  the Company, will not earn any direct fees in connection with this transaction. We intend to use the proceeds from our Company's Regulation A offering for the $200,000 purchase price related to this agreement.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 30, 2022.

CalTier Fund I, LP

By: CalTier Realty, LLC, its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Manager